Exhibit 99.1

ICON plc and subsidiaries

Interim financial statements

Six months ended 30 June 2012

Registered number145835

ICON plc and subsidiaries

Interim Management Report and Condensed Consolidated Financial Statements

Interim Management Report
Six months ended 30 June 2012

The Directors present the condensed consolidated financial statements of ICON plc (“the Company”), a public limited company incorporated in the Republic of Ireland, and its subsidiary undertakings (“the Group”) for the six months ended 30 June 2012.

The Company’s primary listing for its shares is the NASDAQ market. The Company also has a secondary listing on the Irish Stock Exchange and, accordingly, is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange, including the requirement that certain transactions require the approval of shareholders.  For further information, shareholders should consult their own financial adviser. The Company is considered a foreign private issuer in the US, accordingly it is not subject to the same ongoing regulatory requirements as a US registered company with a primary listing on the NASDAQ market.

These condensed consolidated financial statements for the six months ended 30 June 2012 are prepared in accordance with IFRS as adopted by the EU and meet the reporting requirements pursuant to Irish Company Law and the Irish Stock Exchange Listing Rules.  In addition to these condensed consolidated financial statements the Company also prepares separate condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The U.S. GAAP condensed consolidated financial statements are a separate document and were filed with the Securities and Exchange Commission (the “SEC”) on Form 6-k on 3 August 2012, a copy of which may be obtained from the Company’s website www.iconplc.com. IFRS differs in certain respects from U.S. GAAP, details of which are set out on pages 131 to 133 of the Company’s Annual Report for the year ended 31 December 2011.

Principal activities, business review and future developments

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Group specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.

The Group believes that it is one of a select number of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand alone basis or as part of an integrated “full service” solution. At 30 June 2012, the Group had approximately 8,930 employees, in 82 locations in 40 countries. During the six months ended 30 June 2012, the Group derived approximately 41.9%, 45.9% and 12.2% of its net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, the Group began operations in 1990 and has expanded the business predominately through internal growth, together with a number of strategic acquisitions to enhance its capabilities and expertise in certain areas of the clinical development process. Its principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

On 28 February 2012, the Group acquired PriceSpective, a global leader in value strategy consulting. Headquartered in Philadelphia (USA), and with offices in London (UK), Los Angeles (USA), San Diego (USA), Raleigh (USA) and Boston (USA). PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, health economic outcomes research (HEOR), due diligence support and payer engagement services. Since it’s formation in 2003, PriceSpective has developed strategies for dozens of new product launches, and hundreds of development and in-market products, in over 40 disease areas.

Interim Management Report
Six months ended 30 June 2012

On 15 February 2012, the Group acquired BeijingWits Medical Limited, a leading Chinese CRO, with over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong.

A review of performance during the six months ended 30 June 2012 is included in the Operating and Financial Review section.

Operating and Financial Review

The following table sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior period, being the key performance indicators used by management. The trends illustrated in the following table may not be indicative of future results.

	Six months ended	Six months ended
	30 June 2012	30 June 2011
	As a percentage of net revenue		Percentage change in period

Net revenue	100%	100%	14.5%

Direct costs (excluding exceptional items)	64.6%	63.8%	15.9%

Other operating expenses (excluding exceptional items)	29.9%	29.2%	17.0%

Operating profit (excluding exceptional items)	5.5%	7.0%	(9.1%)

Exceptional items	1.0%	1.1%	8.7%

Operating profit (including exceptional items)	4.5%	5.9%	(12.3%)

Six months ended 30 June 2012 compared to six months ended 30 June 2011

Net revenue for the six months ended 30 June 2012 increased by $67.0 million, or 14.5%, from $462.3 million for the six months ended 30 June 2011 to $529.3 million for the six months ended 30 June 2012.  Net revenue in the Group’s clinical research segment increased by 14.0% from $429.0 million for the six months ended 30 June 2011 to $488.9 million for the six months ended 30 June 2012.  In the Group’s central laboratory business net revenue increased by 21.4% from $33.3 million for the six months ended 30 June 2011 to $40.4 million for the six months ended 30 June 2012. For the six months ended 30 June 2012 approximately 41.9%, 45.9% and 12.2% of the Group’s net revenue was derived in the United States, Europe and Rest of World, respectively.

Interim Management Report
Six months ended 30 June 2012

Operating and Financial Review (continued)

Direct costs (excluding exceptional items) for the six months ended 30 June 2012 increased by $47.0 million, or 15.9%, from $294.9 million for the six months ended 30 June 2011 to $341.9 million for the six months ended 30 June 2012. As a percentage of net revenue, direct costs (excluding exceptional items) have increased from 63.8% for the six months ended 30 June 2011 to 64.6% for the six months ended 30 June 2012.  In the Group’s clinical research segment, direct costs (excluding exceptional items) increased by 16.8% or $45.5 million during the six months ended 30 June 2012. As a percentage of net revenue direct costs (excluding exceptional items) in our clinical research segment have increased from 63.2% six months ended 30 June 2011 to 64.8% for the six months ended 30 June 2012. In the Group’s central laboratory business, direct costs (excluding exceptional items) increased by 6.1% or $1.5 million during the six months ended 30 June 2012.  As a percentage of net revenue direct costs (excluding exceptional items) in our central laboratory business have decreased from 73.0% for the six months ended 30 June 2011 to 63.8% for the six months ended 30 June 2012, a result of ongoing cost management and improved resource utilisation in this business.

Other operating expenses (excluding exceptional items) for the six months ended 30 June 2012 increased by $22.9 million, or 17.0%, from $135.2 million for the six months ended 30 June 2011 to $158.1 million for the six months ended 30 June 2012. The increase in other operating expenses (excluding exceptional items) for the period arose primarily from an increase in personnel related expenditure of $11.9 million, an increase in facilities and related costs of $1.8 million, an increase in other general overhead costs of $5.9 million and an increase in depreciation and amortisation expense of $3.3 million, arising principally as a result of the increased amortisation of acquired intangibles and our continued investment in facilities and equipment to support the Company’s growth. General overhead costs (excluding exceptional items) for the six months ended June 30, 2011 included $6.0 million in relation to the release of certain non-recurring tax provisions in both our clinical research and central laboratory business, arising from the receipt of additional information in relation to these items. As a percentage of net revenue, selling, general and administrative expenses (excluding exceptional items), increased from 29.2% for the six months ended June 30, 2011 to 29.9% for the six months ended June 30, 2012.

Exceptional charges of $5.4 million were recorded during the six months ended 30 June 2012 (inclusive of the release of $0.1 million relating to the 2011 Restructuring Plans). During the six months ended 30 June 2012 the Company completed a review of its operations to improve resource utilisation throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalisations in certain areas of the business and a re-organisation of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognised during the three months ended June 30, 2012; $3.4 million in respect of resource rationalisations and $1.2 million in respect of lease termination and exit costs. The Company also incurred certain charges in relation to the retirement of Mr. Peter Gray, Vice Chairman of the Board and former CEO. A non-recurring charge of $0.9 million was recognised in respect of this during the six months ended 30 June 2012 (see note 7 Exceptional items for further information).

As a result of the above, income from operations for the six months ended 30 June 2012 decreased by $3.4 million, or 12.3%, as follows:
	Operating Profit		Operating Margin*
	2012	2011	2012	2011
	(in thousands)
Clinical research	$21,917	$30,950	4.5%	7.2%
Central laboratory	2,027	(3,636)	5.0%	(10.9%)
Total	$23,944	$27,314	4.5%	5.9%
* Operating profit as a percentage of net revenue

Interim Management Report
Six months ended 30 June 2012

Operating and Financial Review (continued)

Excluding the impact of exceptional items recognised during the six months end 30 June 2012, income from operations for the six months ended 30 June 2012 decreased by $2.9 million, or 9.1%, as follows:

	Operating Profit		Operating Margin*
	2012	2011	2012	2011
	(in thousands)
Clinical research	$27,206	$34,407	5.6%	8.0%
Central laboratory	2,176	(2,091)	5.4%	(6.3%)
Total	$29,382	$32,316	5.5%	7.0%
* Operating profit as a percentage of net revenue

Interest expense for the period increased from $0.4 million for the six months ended 30 June 2011 to $1.0 million for the six months ended 30 June 2012.  Interest expense for the six months ended June 30, 2012 includes $0.4 million in respect of non-cash finance charges relating to acquisition contingent consideration. Interest income for the period increased from $0.5 million for the six months ended 30 June 2011 to $0.7 million for the six months ended 30 June 2012.

Provision for income taxes for the period increased from $5.4 million for the six months ended 30 June 2011 to $5.6 million for the six months ended 30 June 2012.  The Company’s effective tax rate for the six months ended 30 June 2012 was 23.5% compared with 19.7% for the six months ended 30 June 2011. Excluding the impact of exceptional items recognised during the six months ended 30 June 2012 the Company’s effective tax rate was 21.5% for the six months ended 30 June 2012 compared with 18.3% for the six months ended June 30, 2011. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

Interim Management Report
Six months ended 30 June 2012

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of current asset investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognised as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognised on contracts.

The Company’s cash and current asset investment balances at 30 June 2012 amounted to $168.0 million compared with cash and current asset investment balances of $174.1 million at 31 December 2011.  The Company’s cash and current asset investment balances at 30 June 2012 comprised cash and cash equivalents $94.9 million and current asset investments $73.1 million.  The Company’s cash and current asset investment balances at 31 December 2011 comprised cash and cash equivalents $119.2 million and current asset investments $54.9 million.

On 20 July 2011 the Company entered into a three year committed multi currency revolving credit facility for $150.0 million with Citibank, JP Morgan, Ulster Bank, Deutsche Bank and Barclays Bank. Each bank subject to the agreement has committed $30 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favor of the banks. Amounts available to the Group under the facility amounted to $150.0 million at 30 June 2012 compared with $150.0 million at 31 December 2011.

Net cash provided by operating activities was $72.2 million for the six months ended 30 June 2012 compared with cash used in operating activities of $11.7 million for the six months ended 30 June 2011.  The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts.  The increase in cash flow from operating activities during the six months ended 30 June 2012 arose primarily from a decrease in the number of days revenue outstanding during the period.  The number of days revenue outstanding at 30 June 2012 was 36 days compared to 47 days at 31 December 2011.

Net cash used in investing activities was $82.3 million for the six months ended 30 June 2012 compared to net cash used in investing activities of $80.0 million for the six months ended 30 June 2011. Net cash used in the six months ended 30 June 2012 arose principally from cash paid for acquisitions, capital expenditures and the purchase of current asset investments.

Interim Management Report
Six months ended 30 June 2012

Liquidity and Capital Resources (continued)

During the six months ended 30 June 2012 the Company completed the acquisition of BeijingWits Medical for an initial cash consideration of $9.0 and the acquisition of PriceSpective for an initial cash consideration of $37.1 million.  Cash received on the acquisitions of BeijingWits Medical and PriceSpective amounted to $0.6 million and $2.3 million respectively. The Company also paid $1.2 million during the six months ended 30 June 2012 in respect of certain working capital targets for Oxford Outcomes and $4.5 million in respect of certain performance milestones and working capital targets for Firecrest.   Additional amounts payable at 30 June 2012 in relation to acquisitions include $0.3 million in respect of Timaq Medical Imaging and $64.4 million potentially payable contingent upon the results of acquired businesses; including PriceSpective ($15.0 million - $5.0 million of which was paid in August 2012 in respect of certain elements of the additional consideration); BeijingWits Medical ($7.0 million); Firecrest ($36.2 million - €10 million ($12.5 million) of which was paid in July 2012 in respect of certain elements of the additional consideration) and Oxford Outcomes ($6.2 million). (See note 11 Business Combinations for further information relating to acquisitions and amounts potentially payable contingent upon the future results of acquired businesses).

Capital expenditure on property, plant and equipment and computer software for the six months ended 30 June 2012 amounted to $15.8 million, and comprised mainly of expenditure on global infrastructure to support the Company’s growth.  During the six months ended 30 June 2012 the Company invested a net $17.8 million in current asset investments.

Net cash used by financing activities during the six months ended 30 June 2012 amounted to $11.7 million compared with net cash provided by financing activities of $2.6 million for the six months ended 30 June 2011. Net cash used by financing activities during the six months ended 30 June 2012 arose primarily from cash paid to repurchase ordinary shares under the Company’s share repurchase program. During the six months ended 30 June 2012 the Company repurchased 738,341 ordinary shares for a total consideration of $15.6 million.  As at 30 June 2012 1,283,938 ordinary shares have been repurchased by the Company for a total consideration of $24.6 million.  All ordinary shares repurchased by the Company were cancelled (see note 16 Share Capital for further information). During the six months ended 30 June 2012 the Company received $3.1 million from the exercise of share options compared to $2.4 million from the exercise of share options during the six months ended 30 June 2011.

As a result of these cash flows, cash and cash equivalents decreased by $24.3 million for the six months ended 30 June 2012 compared to a decrease of $80.1 million for the six months ended 30 June 2011.

Risks and uncertainties

The principal risks and uncertainties facing the Group over the remaining six months of fiscal 2012 are the same as those as set out on pages 134 to 140 of the Company’s Annual Report for the year ended 31 December 2011.

Related party transactions

Related party transactions are detailed in note 17 to the interim condensed financial statements.

Directors’ Responsibility Statement
Six months ended 30 June 2012

Statement of the directors in respect of the half-yearly financial report

Each of the directors, whose names and functions are listed on pages 15 and 16 of the Annual Report confirm that, to the best of each person’s knowledge and belief:
(a)
the condensed interim financial statements comprising the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows, the Condensed Consolidated Statement of Changes in Equity and related notes 1 to 18 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

(b)	the interim management report includes a fair review of the information required by:
(i)
Regulation 8(2) of the Transparency (Directive 2004/109/EC) Regulations 2007, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(ii)
Regulation 8(3) of the Transparency (Directive 2004/109/EC) Regulations 2007, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

On behalf of the Board

Ciaran Murray	Declan McKeon
Director	Director

30 August 2012

Independent Review Report

Independent review report to ICON plc

Introduction
We have been engaged by ICON plc ('ICON' or 'the Company') to review the condensed set of consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2012, which comprises the Condensed Consolidated Income Statement, Condensed Consolidated Statement of Comprehensive Income, Condensed Consolidated Statement of Financial Position at 30 June 2012, Condensed Consolidated Statement of Cash Flows and Condensed Consolidated Statement of Changes in Equity for the six-month period then ended, and the related notes to the interim condensed consolidated interim financial statements.

We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements. This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank of Ireland.  Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' Responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank of Ireland.

The annual financial statements of the Company are prepared in accordance with International Financial Reporting Standards, as adopted by the European Union. The directors are responsible for ensuring that the condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" (“IAS 34”), as adopted by the European Union.

Our Responsibility
Our responsibility is to express to the Company a conclusion on the condensed consolidated set of financial statements in the half-yearly financial report based on our review.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Auditing Practices Board. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2012 is not prepared, in all material respects, in accordance with IAS 34, as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Central Bank of Ireland.

Sean O’Keefe
for and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
Dublin
30 August 2012

Condensed Consolidated Income Statement
for the six month period ended 30 June 2012
		Six months ended	Six months ended	Six months ended	Six months ended	Six months ended	Six months ended
		30 June	30 June	30 June	30 June	30 June	30 June
	Note	2012	2012	2012	2011	2011	2011
		Excluding		Including	Excluding		Including
		Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross revenue		722,675	-	722,675	623,243	-	623,243
Reimbursable expenses		(193,335)	-	(193,335)	(160,901)	-	(160,901)
Net revenue	5	529,340	-	529,340	462,342	-	462,342

Direct costs	7	(341,855)	(994)	(342,849)	(294,873)	(2,467)	(297,340)
Other operating expenses	7	(158,103)	(4,444)	(162,547)	(135,153)	(2,535)	(137,688)
Operating profit	5,18	29,382	(5,438)	23,944	32,316	(5,002)	27,314

Financing income		693	-	693	527	-	527
Financing expense		(959)	-	(959)	(355)	-	(355)

Profit before taxation		29,116	(5,438)	23,678	32,488	(5,002)	27,486
Income tax expense	8	(6,261)	705	(5,556)	(5,955)	544	(5,411)

Profit for the financial year		22,855	(4,733)	18,122	26,533	(4,458)	22,075

Attributable to:

Equity holders of the Company	6	22,855	(4,733)	18,122	26,533	(4,458)	22,075

Earnings per ordinary share

Basic	6	-	-	0.30	-	-	0.37

Diluted	6	-	-	0.30	-	-	0.36

On behalf of the Board

Ciaran Murray	Declan McKeon
Director	Director

Condensed Consolidated Statement of Comprehensive Income
for the six month period ended 30 June 2012

	Six months ended	Six months ended
	30 June	30 June
	2012	2011
	US$’000	US$’000
	(Unaudited)	(Unaudited)

Profit for the financial period	18,122	22,075

Other comprehensive income

Deferred tax movement on unexercised options	5	8

Tax benefit on exercised options	940	285

Currency translation adjustment	(10,293)	15,824

Currency impact of long term funding	1,693	(1,921)

Tax on currency impact of long term funding	(157)	(246)

Unrealised capital gain on investments	372	-

Other comprehensive income	(7,440)	13,950

Total comprehensive income	10,682	36,025

Attributable to:
Equity holders of the Company	10,682	36,025

Total comprehensive income	10,682	36,025

On behalf of the Board

Ciaran Murray	Declan McKeon
Director	Director

Condensed Consolidated Statement of Financial Position
as at 30 June 2012

		30 June	31 December
	Note	2012	2011
ASSETS		US$’000	US$’000
		(Unaudited)	(Audited)
Non-current assets
Property, plant and equipment	9	121,164	129,389
Intangible assets – goodwill and other	10	398,264	334,736
Other non-current assets		10,544	10,601
Deferred tax assets		10,389	4,610
Total non-current assets		540,361	479,336

Current assets
Inventories		2,747	2,787
Accounts receivable	12	228,215	201,338
Unbilled revenue	12	115,407	126,850
Prepayments and other current assets	13	24,449	26,409
Current taxes receivable		20,691	18,455
Current asset investments	14	73,116	54,940
Cash and cash equivalents		94,922	119,237
Total current assets		559,547	550,016

Total assets		1,099,908	1,029,352

EQUITY
Share capital	16	5,021	5,055
Share premium	16	163,197	160,090
Share based payment reserve		43,074	39,429
Capital redemption reserve		100	44
Other reserves		7,422	7,422
Foreign currency translation reserve		(20,264)	(11,507)
Current asset investment - fair value reserve		(250)	(622)
Retained earnings		495,787	491,937
Total equity attributable to equity holders		694,087	691,848

LIABILITIES
Non-current liabilities
Non-current other liabilities		8,870	9,486
Non-current provisions	15	16,631	11,903
Deferred tax liabilities		5,471	5,155
Total non-current liabilities		30,972	26,544

Current liabilities
Accounts payable		8,068	5,340
Payments on account	12	194,514	150,792
Accrued and other liabilities		108,442	104,478
Provisions	15	51,073	41,489
Current tax payable		12,752	8,861
Total current liabilities		374,849	310,960

Total liabilities		405,821	337,504

Total equity and liabilities		1,099,908	1,029,352

On behalf of the Board

Ciaran Murray	Declan McKeon
Director	Director

Condensed Consolidated Statement of Cash Flows
for the six month period ended 30 June 2012

	Six months ended	Six months ended
	30 June	30 June
	2012	2011
	US$’000	US$’000
	(Unaudited)	(Unaudited)
Profit for the financial period	18,122	22,075
Adjustments to reconcile net income to net cash generated from operating activities:
Loss on disposal of property, plant and equipment	170	13
Depreciation	10,921	12,430
Amortisation of intangible assets	10,708	5,872
Amortisation of grants	(57)	(59)
Share based payment	4,645	3,298
Finance income	(693)	(527)
Finance interest expense	959	355
Defined benefit pension service costs	133	149
Income tax expense	5,556	5,411
Operating cash inflow before changes in working capital	50,464	49,017
(Increase)/decrease in accounts receivable	(29,435)	3,949
Decrease/(increase) in unbilled revenue	12,245	(42,576)
Decrease/(increase) in prepayments and other current assets	4,076	(6,473)
Increase in other non current assets	(517)	(185)
Decrease in inventory	40	454
Increase/(decrease) in accounts payable	2,868	(9,699)
Increase/(decrease) in payments on account	45,871	(316)
(Decrease)/increase in accrued and other liabilities and provisions	(4,885)	1,626
Decrease in non current other liabilities and provisions	(52)	(191)
Cash provided by/(used in) operations	80,675	(4,394)
Income taxes paid	(9,866)	(7,199)
Employer contribution defined benefit pension scheme	(133)	(149)
Interest received	1,490	83
Net cash inflow/(outflow) from operating activities	72,166	(11,659)
Investing activities
Purchase of property, plant and equipment	(6,540)	(13,097)
Purchase of intangible assets	(9,244)	-
Purchase of subsidiary undertakings – current year acquisitions	(46,132)	(33,227)
Purchase of subsidiary undertakings – prior year acquisitions	(5,431)	-
Cash acquired with subsidiary undertakings	2,898	6,335
Purchase of current asset investments	(63,492)	(40,000)
Sale of current asset investments	45,688	-
Net cash used in investing activities	(82,253)	(79,989)
Financing activities
Proceeds from exercise of share options	3,143	2,358
Share issuance costs	(14)	(66)
Tax benefit from the exercise of share options	940	285
Repurchase of ordinary shares	(15,605)	-
Share repurchase costs	(190)	-
Net cash (used in)/provided by financing activities	(11,726)	2,577
Effect of exchange rate changes	(2,502)	8,929
Net decrease in cash and cash equivalents	(24,315)	(80,142)
Cash and cash equivalents at start of period	119,237	255,706
Cash and cash equivalents at end of period	94,922	175,564

Condensed Consolidated Statement of Changes in Equity
for the six month period ended 30 June 2012

				Capital	Share Based			Current Asset Investment
	Number of shares	Share Capital	Share Premium	Redemption Reserve	Payment Reserve	Other Reserves	Currency Reserve	Fair value Reserve	Retained Earnings	Total

		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2012	60,135,603	5,055	160,090	44	39,429	7,422	(11,507)	(622)	491,937	691,848
Total comprehensive income for the period:

Profit for the period	-	-	-	-	-	-	-	-	18,122	18,122
Other Comprehensive Income:

Foreign currency translation	-	-	-	-	-	-	(10,293)	-	-	(10,293)

Currency impact on long-term funding	-	-	-	-	-	-	1,693	-	-	1,693

Tax on currency impact of long term funding	-	-	-	-	-	-	(157)	-	-	(157)

Unrealised capital gain on investments	-	-	-	-	-	-	-	372	-	372

Tax benefit on exercise of options	-	-	-	-	940	-	-	-	-	940

Deferred tax movement on unexercised options	-	-	-	-	5	-	-	-	-	5

Total other comprehensive income	-	-	-	-	945	-	(8,757)	372	-	(7,440)

Total comprehensive income for the period	-	-	-	-	945	-	(8,757)	372	18,122	10,682
Transactions with owners, recorded directly in equity

Share-based payment	-	-	-	-	4,223	-	-	-	-	4,223

Exercise of share options	282,596	22	3,121	-	-	-	-	-	-	3,143

Share issue costs	-	-	(14)	-	-	-	-	-	-	(14)

Repurchase of ordinary shares	(738,341)	(56)	-	56	-	-	-	-	(15,605)	(15,605)

Share repurchase costs	-	-	-	-	-	-	-	-	(190)	(190)

Transfer of exercised and expired share–based awards	-	-	-	-	(1,523)	-	-	-	1,523	-

Total contributions by and distributions to owners	(455,745)	(34)	3,107	56	2,700	-	-	-	(14,272)	(8,443)

Total transactions with owners	(455,745)	(34)	3,107	56	2,700	-	-	-	(14,272)	(8,443)

Balance at 30 June 2012	59,679,858	5,021	163,197	100	43,074	7,422	(20,264)	(250)	495,787	694,087

Condensed Consolidated Statement of Changes in Equity
for the six month period ended 30 June 2011

	Number	Share	Share	Share Based	Other	Currency	Retained
	of shares	Capital	Premium	Payment Reserve	Reserves	Reserve	Earnings	Total

(Unaudited)		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2011	60,247,092	5,063	155,537	31,478	7,422	349	483,896	683,745

Total comprehensive income for the period:

Profit for the period	-	-	-	-	-	-	22,075	22,075

Other Comprehensive Income:
Foreign currency translation	-	-	-	-	-	15,824	-	15,824

Currency impact on long-term funding	-	-	-	-	-	(1,921)	-	(1,921)

Tax on currency impact of long term funding	-	-	-	-	-	(246)	-	(246)

Tax benefit on exercise of options	-	-	-	285	-	-	-	285

Deferred tax movement on unexercised options	-	-	-	8	-	-	-	8

Total other comprehensive income	-	-	-	293	-	13,657	-	13,950

Total comprehensive income for the period	-	-	-	293	-	13,657	22,075	36,025

Transactions with owners, recorded directly in equity

Share-based payment	-	-	-	3,298	-	-	-	3,298

Exercise of share options	185,260	16	2,342	-	-	-	-	2,358

Share issue costs	-	-	(67)	-	-	-	-	(67)

Issue of ordinary shares	3,768	-	-	-	-	-	-	-

Transfer of exercised and expired share –based awards	-	-	-	(1,941)	-	-	1,941	-

Total contributions by and distributions to owners	189,028	16	2,275	1,357	-	-	1,941	5,589

Total transactions with owners	189,028	16	2,275	1,357	-	-	1,941	5,589

Balance at 30 June 2011	60,436,120	5,079	157,812	33,128	7,422	14,006	507,912	725,359

Notes to the Condensed Consolidated Interim Financial Statements

1. Basis of preparation

The condensed consolidated financial statements for the six months ended 30 June 2012 are unaudited but have been reviewed by the auditor whose report is set out on page 10.  The financial information presented herein does not amount to statutory financial statements that are required by section 7 of the Companies (Amendment) Act, 1986, to be annexed to the annual return of the Company.  The statutory financial statements for the financial year ended 31 December 2011 will be annexed to the annual return and filed with the Registrar of Companies.  The audit report on those statutory financial statements was unqualified and did not contain any matters to which attention was drawn by way of emphasis.  These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standard, IAS 34 Interim Financial Reporting, as adopted by the EU.

2. Significant estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.  In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those that applied in the most recent consolidated financial statements for the year ended 31 December 2011 and include revenue recognition, goodwill, taxation and contingent consideration relating to business combinations.

Estimates and judgments are based on historical experience and on other factors that are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates.

3. Accounting policies

The same accounting policies and methods of computation are followed in these condensed consolidated financial statements as were applied in the consolidated financial statements for the year ended 31 December 2011, which were prepared in accordance with International Financial Reporting Standards as adopted by the EU (EU IFRS).

4. Seasonality

The results of the Group’s operations are not materially impacted by seasonal factors.

Notes to Condensed Consolidated Interim Financial Statements (continued)

5. Segmental information

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Group has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process. The Group has the ability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. These services include clinical trials management, biometric activities, consulting, imaging, contract staffing, and informatics. The Group also provides laboratory services through its central laboratory business, which includes the Group’s central laboratories located in Dublin, New York, India, Singapore and China.

The Group determines and presents operating segments in accordance with IFRS 8 Operating Segments based on the information that internally is provided to the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who together are considered the Group’s chief operating decision makers. The Group has determined that it has two reportable segments, its Clinical research segment and Central laboratory segment. The Group’s primary listing for its shares is the NASDAQ market in the United States.  Consequently, information reviewed by the chief operating decision makers and presented below is prepared in accordance with US generally accepted accounting principles (“US GAAP”). Reconciliations of the Group’s income from operations as stated under IFRS to income from operations as stated under US GAAP are set out in note 18.

The Group’s areas of operation outside of Ireland include, the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Finland, Denmark, Belgium, Switzerland, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

		(US GAAP)	(US GAAP)
		30 June	30 June
		2012	2011
		US$’000	US$’000
Segment Revenue
Central laboratory		40,483	33,335
Clinical research		488,857	429,007
Total		529,340	462,342

	(US GAAP)	(US GAAP)	(US GAAP)
	30 June	30 June	30 June
	2012	2012	2012
	US$’000	US$’000	US$’000
Segment Income from Operations (note 18)	Excluding Restructuring and other non-recurring items	Restructuring and other non-recurring items	Including Restructuring and other non-recurring items

Central laboratory	2,133	(158)	1,975
Clinical research	26,239	(5,478)	20,761
Total	28,372	(5,636)	22,736

Notes to Condensed Consolidated Interim Financial Statements (continued)

5. Segmental information (continued)

	(US GAAP)	(US GAAP)	(US GAAP)
	30 June	30 June	30 June
	2011	2011	2011
	US$’000	US$’000	US$’000
Segment Income from Operations (note 18)	Excluding Restructuring and other non-recurring items	Restructuring and other non-recurring items	Including Restructuring and other non-recurring items

Central laboratory	(2,139)	(1,545)	(3,684)
Clinical research	33,616	(3,457)	30,159
Total	31,477	(5,002)	26,475

		(US GAAP)	(US GAAP)
		30 June	30 June
		2012	2011
		US$’000	US$’000
Segment Depreciation and Amortisation
Central laboratory		1,730	2,605
Clinical research		19,902	15,697
Total		21,632	18,302

	(US GAAP)	(US GAAP)
	30 June	31 December
	2012	2011
	US$’000	US$’000
Segment assets
Central laboratory	52,861	55,184
Clinical research	1,052,033	980,283
Total	1,104,894	1,035,467

	30 June	30 June
	2012	2011
	% Revenue	% Revenue
Major Customers
Customer A	14.0%	*
Customer B	12.2%	13.3%
Customer C	10.5%	*
* Did not exceed 10%

Notes to Condensed Consolidated Interim Financial Statements (continued)

6. Earnings per share

The following table sets forth the computation for basic and diluted net earnings per share for the six months ended 30 June 2012:

	30 June	30 June	30 June	30 June	30 June	30 June
	2012	2012	2012	2011	2011	2011
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
	Excluding		Including	Excluding		Including
	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items
Numerator computations
Basic and diluted earnings per share
Profit for the period	22,855	(4,733)	18,122	26,533	(4,458)	22,075

Profit attributable to equity holders	22,855	(4,733)	18,122	26,533	(4,458)	22,075

Denominator computations	Number of Shares
Weighted average number of ordinary shares outstanding – basic	60,032,306	60,032,306	60,032,306	60,336,993	60,336,993	60,336,993
Effect of dilutive potential ordinary shares	648,731	648,731	648,731	857,039	857,039	857,039
Weighted average number of ordinary shares outstanding - diluted	60,681,037	60,681,037	60,681,037	61,194,032	61,194,032	61,194,032

Earnings per Share	US$	US$	US$	US$	US$	US$
Basic earnings per ordinary share	0.38	(0.08)	0.30	0.44	(0.07)	0.37
Diluted earnings per ordinary share	0.38	(0.08)	0.30	0.43	(0.07)	0.36
The Company had 4,170,858 anti-dilutive shares in issue at 30 June 2012 (30 June 2011: 3,183,479).

Notes to Condensed Consolidated Interim Financial Statements (continued)

7. Exceptional items
Exceptional items incurred during the six months ended 30 June 2012 comprised the following:

	30 June	30 June
	2012	2011
	US$’000	US$’000

	(in thousands)

Restructuring charges	4,644	5,002
Release of prior year restructuring provision	(119)	-
Other exceptional items	913	-
	5,438	5,002
Income tax	(705)	(544)
Exceptional items (net)	4,733	4,458

Restructuring Charges

During the six months ended 30 June 2012 the Company completed a review of its operations to improve resource utilisation throughout the business. This review resulted in the adoption of a restructuring plan, to include resource rationalisations in certain areas of the business and a re-organisation of available office space at the Company’s Philadelphia facility. A restructuring charge of $4.6 million was recognised during the six months ended 30 June 2012; $3.4 million in respect of resource rationalisations and $1.2 million in respect of lease termination and exit costs.

Details of the movement in the Restructuring Plan recognised during the six months ended 30 June 2012 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)
	US$’000	US$’000	US$’000
Initial provision recognised	3,394	1,250	4,644
Cash payments	(2,719)	(313)	(3,032)
Foreign exchange movement	(4)	-	(4)
Provision at 30 June 2012	671	937	1,608
Prior Period Restructuring Charges

During the three months ended 31 March 2011 the Company commenced a review of its operations to improve resource utilisation within the business and better align resources to current and future growth opportunities of the business.  This review resulted in the adoption of an initial restructuring plan, which resulted in the closure of the Company’s facility in Edinburgh, United Kingdom and resource rationalisations in certain of the more mature markets in which it operates.  A restructuring charge of $5.0 million was recognised in respect of this plan during the three months ended 31 March 2011, $1.0 million in respect of lease termination and exit costs associated with the closure of the Edinburgh facility and $4.0 million in respect of workforce reductions. $3.5 million of costs recognised under this plan related to the clinical research segment, while $1.5 million related to the central laboratory business.

During the three months ended 30 September 2011 the Company implemented a further restructuring plan which resulted in the relocation of the Company’s facility in Maryland, USA; and further resource rationalisations.  A restructuring charge of $4.8 million was recognised in respect of this plan during the three months ended 30 September 2011, $0.9 million in respect of lease termination and exit costs associated with the closure of the existing Maryland facility and $3.9 million in respect of workforce reductions.  All costs recognised under this plan related to the clinical research segment.

Notes to Condensed Consolidated Interim Financial Statements (continued)

7. Exceptional items (continued)

Details of the movement in the 2011 Restructuring Plans recognised during the year ended December 31, 2011 and for the six months ended 30 June 2012 are as follows:

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)
	US$’000	US$’000	US$’000
Q1 Plan - initial provision recognised	3,956	1,046	5,002
Q3 Plan - initial provision recognised	3,880	935	4,815
Total provision recognised	7,836	1,981	9,817

Cash payments	(5,438)	(251)	(5,689)
Property, plant and equipment write-off	-	(55)	(55)
Foreign exchange movement	(164)	(35)	(199)
Provision at December 31, 2011	2,234	1,640	3,874

Cash payments	(2,123)	(1,086)	(3,209)
Amounts released	(24)	(95)	(119)
Property, plant and equipment write-off	-	(263)	(263)
Foreign exchange movement	(19)	20	1
Provision at June 30, 2012	68	216	284

Other Exceptional Items

On 30 September 2011 Mr. Peter Gray, Vice-Chairman of the Board, retired as Chief Executive Officer (“CEO”) of the Company, in accordance with the provisions of his service agreement, which was terminable on twelve months notice by either party.  On 11 June 2012 the Company entered into an agreement with Mr. Gray whereby Mr. Gray’s employment and directorship of ICON plc and other ICON group companies would terminate on 19 July 2012. Under the terms of this agreement Mr. Gray would be entitled to be paid €160,000 ($200,000) in lieu of the balance of his notice period and to receive a discretionary bonus of €194,000 ($243,000) in respect of 2012.  In addition, under the agreement Mr. Gray’s unvested share options would vest on the date of termination of his employment.  The Company has recognised a share-based compensation charge of $422,000 in respect of these options during the six months ended 30 June 2012.

Notes to Condensed Consolidated Interim Financial Statements (continued)

8. Income tax expense

Income taxes recognized during the six months ended 30 June 2012 comprise:

	June 30,	June 30,
	2012	2011
	(in thousands)
	US$’000	US$’000

Provision for income taxes before exceptional items	6,261	5,955
Tax impact on exceptional items	(705)	(544)
Provision for income taxes before exceptional items	5,556	5,411

As at 30 June 2012 the Group maintains a $6.9 million liability (31 December 2011: $7.7 million) for unrecognised tax benefit, which is comprised of $5.8 million (31 December 2011: $6.5 million) related to items generating unrecognised tax benefits and $1.1 million (31 December 2011: $1.2 million) for interest and related penalties to such items. The Group recognises interest accrued on unrecognised tax benefits as an additional income tax expense.

The Group has analysed filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Group does business are 2007 through 2011 tax years. The Group does not believe that the outcome of any examination will have a material impact on its financial statements.

Notes to Condensed Consolidated Interim Financial Statements

9. Property, Plant and Equipment

Group					Office
			Leasehold	Computer	furniture &	Laboratory	Motor
	Land	Buildings	improvements	equipment	fixtures	equipment	vehicles	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At 1 January 2012	4,212	73,240	27,342	79,925	58,096	24,195	43	267,053
Additions	-	13	600	3,359	1,694	643	-	6,309
Disposals	-	-	(2,178)	(491)	(555)	(492)	-	(3,716)
Acquisitions	-	-	85	220	114	-	-	419
Foreign currency adjustment	140	(3,230)	(483)	(1,691)	(1,150)	(231)	(1)	(6,646)

At 30 June 2012	4,352	70,023	25,366	81,322	58,199	24,115	42	263,419

Depreciation
At 1 January 2012	-	8,668	17,006	60,733	34,882	16,349	26	137,664
Charge for year	-	905	1,771	3,774	3,129	1,340	2	10,921
Eliminated on disposals	-	-	(2,073)	(485)	(496)	(492)	-	(3,546)
Foreign currency adjustment	-	(366)	(222)	(1,255)	(731)	(209)	(1)	(2,784)

At 30 June 2012	-	9,207	16,482	62,767	36,784	16,988	27	142,255

Net book value
At 30 June 2012	4,352	60,816	8,884	18,555	21,415	7,127	15	121,164

At 31 December 2011	4,212	64,572	10,336	19,192	23,214	7,846	17	129,389

Notes to Condensed Consolidated Interim Financial Statements (continued)

10. Intangible assets – goodwill and other

	Computer Software US$’000	Customer Relationships US$’000	Volunteer List US$’000	Order Backlog US$’000	Technology Asset US$’000	Tradename US$’000	Goodwill US$’000	Total US$’000
Cost
At 1 January 2012	95,477	23,646	1,325	3,151	10,202	1,239	267,402	402,442
Additions	9,244	-	-	-	-	-	-	9,244
Disposal	(62)	-	-	-	-	-	-	(62)
Arising on acquisition	9	-	-	-	-	-	68,512	68,521
Prior period acquisitions	-	-	-	-	-	-	534	534
Foreign exchange movement	(2,886)	(162)	-	(41)	(421)	(51)	(3,343)	(6,904)
30 June 2012	101,782	23,484	1,325	3,110	9,781	1,188	333,105	473,775

Amortisation
At 1 January 2012	56,406	7,626	841	2,084	623	126	-	67,706
Amortised in the year*	6,648	1,658	109	704	689	139	-	9,947
Disposal	(62)	-	-	-	-	-	-	(62)
Foreign exchange movement	(1,921)	(39)	-	(45)	(62)	(13)	-	(2,080)
30 June 2012	61,071	9,245	950	2,743	1,250	252	-	75,511

Net book value
30 June 2012	40,711	14,239	375	367	8,531	936	333,105	398,264

At 31 December 2011	39,071	16,020	484	1,067	9,579	1,113	267,402	334,736

* Excludes $0.8 million intangible asset amortisation included within other liabilities at 30 June 2012 pending finalisation of the Group’s purchase price allocation relating to the BeijingWits Medical and PriceSpective acquisitions completed during the period.

Notes to Condensed Consolidated Interim Financial Statements (continued)

11. Business Combinations

Acquisition of PriceSpective

On 28 February 2012 the Company acquired 100% of the common stock of PriceSpective, a global leader in value strategy consulting, for an initial cash consideration of $37.1 million.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, Health Economics and Outcomes Research (“HEOR”), due diligence support and payer engagement services. Since PriceSpective’s inception in 2003, it has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas. Further consideration of up to $15.0 million may become payable if certain performance milestones are achieved in respect of periods up to December 2012.  At 30 June 2012 the Company has recorded a liability of $15.0 million in respect of this additional consideration.  On 14 August 2012 the Company paid a further $5.0 million in respect of certain elements of the additional consideration.

The acquisition of PriceSpective has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the provisional fair values of the assets acquired and the liabilities assumed:

	Carrying Value	Fair Value Adjustment	Fair Value
	US$’000	US$’000	US$’000
Property, plant and equipment	247	-	247
Intangible asset - computer software	9	-	9
Cash and cash equivalents	2,311	-	2,311
Accounts receivable	2,662	-	2,662
Unbilled Revenue	1,140	-	1,140
Other current assets	236	-	236
Current liabilities	(7,846)	-	(7,846)
Goodwill	-	53,373	53,373
Purchase price			52,132

Goodwill represents the acquisition of an established workforce with experience in strategic pricing, market access, HEOR, due diligence support and payer engagement services.

The carrying values of accounts receivable, unbilled revenue and other current assets above are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due.

Notes to Condensed Consolidated Interim Financial Statements (continued)

11. Business Combinations (continued)

Acquisition of BeijingWits Medical

On 15 February 2012 the Company acquired 100% of the common stock of BeijingWits Medical, a leading Chinese CRO, for an initial cash consideration of $9.0 million. BeijingWits Medical offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonisation Good Clinical Practice (“ICH GCP”) in China. In addition to boosting the Company’s service capabilities in the region, BeijingWits Medical will also strengthen the Company’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong. Further consideration of up to $7.0 million may become payable if certain performance milestones are achieved in respect of periods up to 31 December 2013.  At 30 June 2012 the Company has recorded a liability of $7.0 million in respect of the additional consideration.

The acquisition of BeijingWits has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the provisional fair values of the assets acquired and the liabilities assumed:

	Carrying Value	Fair Value Adjustment	Fair Value
	US$’000	US$’000	US$’000
Property, plant and equipment	172	-	172
Cash and cash equivalents	587	-	587
Accounts receivable	657	-	657
Unbilled Revenue	176	-	176
Other current assets	228	-	228
Non current assets	48	-	48
Current liabilities	(1,007)	-	(1,007)
Goodwill	-	15,139	15,139
Purchase price			16,000

Goodwill represents the acquisition of an established workforce with experience in clinical trial execution and regulatory processes in China.

The carrying values of accounts receivable, unbilled revenue and other current assets in the above table are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due.

Notes to Condensed Consolidated Interim Financial Statements (continued)

12. Accounts receivable, unbilled revenue and payments on account

	30 June	31 December
	2012	2011
	US$’000	US$’000

Accounts receivable	233,017	206,864
Less amounts provided for doubtful debts	(4,802)	(5,526)
Accounts receivable, net	228,215	201,338

Unbilled revenue	115,407	126,850
Payments on account	(194,514)	(150,792)
Revenue outstanding	149,108	177,396

Clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognised as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration and in some cases upon the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognised on contracts.   Revenue outstanding comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding at 30 June 2012 was 36 days compared to 47 days at 31 December 2011.

An aged analysis of the Company’s accounts receivable is set out in the tables below:

	Gross accounts receivable	Impairment provision	Net accounts receivable	Gross accounts receivable	Impairment provision	Net accounts receivable
	30 June 2012	30 June 2012	30 June 2012	31 December 2011	31 December 2011	31 December 2011
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Not past due	159,493	-	159,493	146,421	(290)	146,131
0 to 30 days past due	29,158	(16)	29,142	31,481	(829)	30,652
31 to 60 days past due	17,050	(44)	17,006	8,744	-	8,744
61+ days past due	27,316	(4,742)	22,574	20,218	(4,407)	15,811

Total	233,017	(4,802)	228,215	206,864	(5,526)	201,338

Notes to Condensed Consolidated Interim Financial Statements (continued)

13. Prepayments and other current assets

	30 June	31 December
	2012	2011
	US$’000	US$’000

Personnel related prepayments	945	1,056
Facility and information system related prepayments	10,733	11,361
General overhead prepayments	3,499	3,872
Sales tax recoverable	4,811	5,588
Other receivables	4,461	4,532

Total	24,449	26,409

Other current assets do not contain any impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each receivable. The Group does not hold any collateral as security

14. Current asset investments

	30 June	31 December
	2012	2011
	US$’000	US$’000

At start of period/year	54,940	-
Additions	63,492	56,000
Disposals	(45,688)	(438)
Unrealised capital gains/(losses) - investments	372	(622)

At end of period/year	73,116	54,940

The Company actively manages its available cash resources to try to ensure optimum returns. Surplus cash balances are invested in cash equivalents and current asset investments, which comprise both floating rate and minimum “AA” rated corporate securities. Such current asset investments are categorised as available for sale assets and therefore reported at fair value, with unrealised gains or losses recorded in other comprehensive income.

Notes to Condensed Consolidated Interim Financial Statements (continued)

15. Provisions

	30 June	31 December
	2012	2011
	US$’000	US$’000
Non-current provisions
Acquisition consideration payable (note 11)	16,631	11,903

Total	16,631	11,903

Acquisition consideration is payable within two years from the reporting date.

	30 June	31 December
	2012	2011
	US$’000	US$’000
Current provisions
Restructuring provision (note 7)	1,892	3,874
Other exceptional items (note 7)	913	-
Acquisition consideration payable (note 11)	48,268	37,615

Total	51,073	41,489

Notes to Condensed Consolidated Interim Financial Statements (continued)

16. Share capital

Authorised share capital:	No. of Ordinary Shares
Ordinary shares of par value €0.06	100,000,000

	30 June	31 December
	2012	2011
	US$’000	US$’000
Allotted, called up and fully paid
59,679,858 (31 December 2011: 60,135,603) ordinary shares of €0.06 each	5,021	5,055

	30 June	31 December
	2012	2011
	US$’000	US$’000
Issued, fully paid share capital
At beginning of period/year	5,055	5,063
Employee share options exercised	22	36
Repurchase of ordinary shares	(56)	(44)

At end of period/year	5,021	5,055

Holders of Ordinary shares will be entitled to receive such dividends as may be recommended by the board of Directors of the Company and approved by the shareholders and/or such interim dividends as the board of Directors of the Company may decide.  On liquidation or a winding up of the Company, the par value of the Ordinary Shares will be repaid out of the assets available for distribution among the holders of the Company’s Ordinary Shares. Holders of Ordinary Shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, with no individual having more than one vote.

During the six month period ended 30 June 2012, 282,596 options were exercised by employees for total proceeds of $3.1 million. During the six month period ended 30 June 2011, 185,260 options were exercised by employees for total proceeds of $2.4 million. In addition, 3,768 ordinary shares were issued during the six months ended 30 June 2011 in respect of certain restricted share units previously awarded but which vested during the period.

Share repurchase programme

On 27 October 2011, the Company announced its intention to commence a share repurchase programme of up to $50 million. On 22 November 2011, the Company entered into two separate share repurchase plans of up to $10 million each, covering the periods 23 November 2011 to 31 December 2011 and 1 January 2012 to 20 February 2012 respectively. On 21 February 2012 the Company entered into a third share repurchase plan of up to $20 million, covering the period 22 February 2012 to 22 April 2012. On 27 April 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period 27 April 2012 to 18 July 2012. On 30 July 2012 the Company entered into a fifth share repurchase plan of up to $10 million, covering the period 30 July 2012 to 26 October 2012. The Company may enter further share repurchase plans to effect the share repurchase programme in accordance with Rule 10b-18 and Rule 10b5-1 of the Securities Exchange Act of 1934, the authorisation granted at the Company’s annual general meeting, applicable laws and regulations and the Listing Rules of the Irish Stock Exchange.

Notes to Condensed Consolidated Interim Financial Statements (continued)

16. Share capital (continued)

Under the share repurchase programme, a broker will purchase the Company’s American Depositary Shares (“ADSs”) from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations.  ADSs purchased will be deposited with the Depositary under the Company’s ADR facility against delivery of the underlying Ordinary Shares, which will be repurchased by the Company on the Irish Stock Exchange in compliance with the Company’s share repurchase authorisation and applicable laws and regulations. Separately, Ordinary Shares traded on the Irish Stock Exchange may also be repurchased on behalf of the Company.  The programme is designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker are irrevocable and the trading decisions in respect of the repurchase programme will be made independently of and uninfluenced by the Company.  The Company confirms that, on entering all three share repurchase plans outlined above, it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information.

The timing and actual number of shares repurchased will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the plans.  In addition, share repurchases may be suspended or discontinued in certain circumstances in accordance with the agreed terms.  Therefore, there can be no assurance as to the timing or number of shares that may be repurchased under the repurchase programme.  All Ordinary Shares repurchased by the Company will be cancelled.

During the six months ended 30 June 2012, 738,341 ordinary shares were repurchased by the Company for a total consideration of $15.6 million. As at 30 June, 2012 1,283,938 ordinary shares have been repurchased by the Company for a total consideration of $24.6 million.  All ordinary shares repurchased by the Company were cancelled, and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

	30 June	31 December
	2012	2011
	US$’000	US$’000
Share premium

At beginning of period/year	160,090	155,537
Employee share options exercised	3,121	4,629
Share issue costs	(14)	(76)

At end of period/year	163,197	160,090

Notes to Condensed Consolidated Interim Financial Statements (continued)

17. Related party transactions

(i)	Transactions with Directors and Executive Officers

The total compensation of the Directors and Executive Officers (key management remuneration) for the six months ended 30 June 2012 and 2011 was as follows:

	Six months ended 30 June	Six months ended 30 June
	2012	2011
	US$’000	US$’000

Salary and fees	1,529	1,034
Bonus	602	266
Other benefits	79	40
Pension contributions	145	65
Share based payment	1,690	592

Total	4,045	1,997

On 30 September 2011 Mr. Peter Gray, Vice-Chairman of the Board, retired as Chief Executive Officer (“CEO”) of the Company, in accordance with the provisions of his service agreement, which was terminable on twelve months notice by either party.  On 11 June 2012 the Company entered into an agreement with Mr. Gray whereby Mr. Gray’s employment and directorship of ICON plc and other ICON group companies would terminate on 19 July 2012. Under the terms of this agreement Mr. Gray would be entitled to be paid €160,000 ($200,000) in lieu of the balance of his notice period and to receive a discretionary bonus of €194,000 ($243,000) in respect of 2012.  In addition, under the agreement Mr. Gray’s unvested share options would vest on the date of termination of his employment.  The Company has recognised a share-based compensation charge of $422,000 in respect of these options during the six months ended 30 June 2012. These amounts are included in the above table.

During the six months ended 30 June 2012 101,000 share options were granted to the Directors and Executive officers of the Company at exercise prices of $20.59 and $22.30. These options vest over 5 years from the date of the grant. In addition, during the six months ended 30 June 2012 80,000 restricted Share Units (“RSU’s) were awarded to certain key executives of the Group.

During the six months ended 30 June 2011 98,000 share options were granted to the Directors and Executive officers of the Company at an exercise price of $20.28. These options vest over 5 years from the date of the grant. In addition, during the six months ended 30 June 2011 150,000 restricted Share Units (“RSU’s) were awarded to certain key executives of the Group (inclusive of 100,000 RSU’s granted to Mr. Peter Gray which will not vest).

(ii)	Other Related Party Transactions

There were no related party transactions during the six month period ended 30 June 2012 that have materially affected the financial position or performance of the Group.  In addition, there were no changes in related party transactions from the last annual report that could have had a material effect on the financial performance of the Group during the period.

Notes to Condensed Consolidated Interim Financial Statements (continued)

18. Reconciliation between IFRS and US GAAP

	Six months	Six months
	ended	ended
	30 June	30 June
	2012	2011
	US$’000	US$’000
Operating profit as stated under IFRS	23,944	27,314

US GAAP adjustments:
Non-cash stock compensation expense under IFRS	4,645	3,298
Non-cash stock compensation expense under U.S. GAAP	(5,853)	(4,137)

Income from operations as stated under U.S. GAAP (note 5)	22,736	26,475

	30 June	31 December
	2012	2011
	US$’000	US$’000
Total assets as stated under IFRS	1,099,908	1,029,352

US GAAP adjustments:
Goodwill arising on merger with PRAI	(15,010)	(15,010)
Amortisation of goodwill arising on merger with PRAI	1,001	1,001
Deferred tax adjustments on share based payments	3,721	3,705
Offset between deferred tax assets and liabilities	15,274	16,419

Total assets as stated under U.S. GAAP	1,104,894	1,035,467

Further information on the US GAAP adjustments above are set out on pages 131 to 133 of the Company’s Annual Report for the year ended 31 December 2011.